News Release	AMEX, TSX Symbol: NG

NovaGold Updates Galore Creek Resource Estimate

February 1, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) has filed with the Canadian securities regulators a National Instrument 43-101 technical report for the Galore Creek copper-gold-silver project and updated the resource estimate to reflect changes at the project. The report is available at www.sedar.com.

As a result of the decision to suspend construction and to reassess the feasibility study and project economics, all of Galore Creek’s proven and probable reserves have been reclassified as measured and indicated resources as per the table below at a 0.21% copper-equivalent cutoff.

Galore Creek Measured, Indicated and Inferred Resource Estimate(1)(2)
Effective Date January 25, 2008

Resource Category	Tonnes (Millions)	Cu (%)	Au (g/t)	Ag (g/t)	CuEq(3) (%)	Copper (M lbs)	Gold (M ozs)	Silver (M ozs)
Measured	4.7	0.52	0.37	4.41	0.77	54.1	0.06	0.67
Indicated	781.0	0.52	0.29	4.88	0.70	8,872.3	7.21	122.42
Measured + Indicated	785.7	0.52	0.29	4.87	0.70	8,926.3	7.27	123.09
Inferred(4)	522.5	0.35	0.29	4.79	0.60	3,214.6	3.93	64.32

(1) Measured and Indicated resources shown on a 100% basis, of which NovaGold owns a 50% interest.
(2) Rounding errors may occur.
(3) Copper-equivalent (CuEq) calculations use metals prices of US$1.55/lb of copper, US$650/oz of gold and US$11/oz of silver. Copper-equivalent calculations (CuEq%) reflect gross metal content that has been adjusted for metallurgical recoveries based on the metallurgical domain testwork. Copper recovery is expressed as a formula unique to each metallurgical domain necessary to derive copper concentration grades. Gold and silver recoveries of each metallurgical domain are expressed as a proportion of copper recovery.
(4) Includes the Copper Canyon Inferred Resource on an 80% basis calculated using a 0.35% CuEq cut-off grade, as previously stated in the technical report titled “Geology and Resource Potential of the Copper Canyon Property” issued in February 2005. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See “Cautionary Note Concerning Reserve and Resource Estimates”.

The current resource model was based on all data available through the 2006 season and constructed by Kevin Francis, P.Geo. and Resource Manager for NovaGold, who is a National Instrument 43-101 Qualified Person and is responsible for the technical aspects of this press release. The resource estimate is based on a 3D computer block model with copper, gold and silver block grades estimated into 25 meter x 25 meter x 15 meter high blocks using 5-meter-long drill hole composites. Prior to compositing the drill hole grades, high-grade outlier values were cut based on an analysis of cumulative probability plots. The grade models were validated by visual and statistical methods and are deemed to be globally unbiased. The blocks were then classified into Measured, Indicated and Inferred Mineral Resource categories using the number of data and distance to data method. The resource has been constrained within a conceptual pit using US$1.55/lb of copper, US$650/oz of gold, and US$11/oz of silver and using recent estimates of mining, geotechnical and metallurgical parameters. No environmental, permitting, legal, title, taxation, sociopolitical, marketing or other issues are expected to materially affect the above estimates of mineral resources.

About the Galore Creek Project

Located in northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold-silver projects in the world. NovaGold and Teck Cominco have created at 50/50 partnership to develop the project, with the jointly managed Galore Creek Mining Corporation overseeing all aspects of project development. As announced on January 16, 2008, a highly experienced senior management team has been appointed to lead the Galore Creek project through the next phase of evaluation and optimization. Prior to the suspension of construction, as announced in NovaGold’s November 26, 2007 news release, substantial work was completed at Galore Creek during the 2007 construction season, including clearing 80% of the 135-kilometer road right-of-way, completing 66 kilometers of pioneer road, installing a number of key bridges and initiating work on the road access tunnel into the Galore

Creek Valley. During the construction suspension and optimization period, the partners will maintain the existing infrastructure to ensure the project can be restarted quickly and efficiently if a modified construction approach is defined and approved.

The new Galore Creek senior management team has initiated an aggressive review of the project with the objective of identifying an alternative development strategy that would allow the partners to resume construction and advance Galore Creek toward production.

About NovaGold

NovaGold is a gold and copper company engaged in the exploration and development of mineral properties in Alaska and Western Canada. Production is scheduled for 2008 at the 100%-owned Nome Operations in Alaska, which includes the Rock Creek, Big Hurrah and Nome Gold deposits. NovaGold owns 50% of the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold (50%). The Company also owns 50% of the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco (50%). Also in Alaska, NovaGold is earning a 51% interest as manager of the high-grade Ambler copper-zinc-silver-gold project in partnership with Rio Tinto. NovaGold has one of the largest resource bases of any exploration or development-stage precious metals company. NovaGold trades on the TSX and AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include fluctuations in gold and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2006, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227